FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/  / Check this box if                               OMB APPROVAL
     no longer subject to                      OMB Number      3235-0287
     Section 16.  Form 4                       Expires: February 1, 1994
     or Form 5 obligations                     Estimated average burden
     may continue.                             hours per response....0.5


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. NAME AND ADDRESS OF REPORTING PERSON

    Arena, Nicola T.
    3436 Fayetteville Road, Apt. #3
    Lumberton, NY  28358


2. ISSUER NAME AND TICKER OR TRADING SYMBOL

     Acme Electric Corporation  NYSE:ACE

3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (Voluntary)

    190 38 7549

4. STATEMENT FOR MONTH/YEAR

    September 1997

5. IF AMENDMENT, DATE OF ORIGINAL (Month/Year)



6. RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

   ___ Director     ___ 10% Owner    ___ Other (Specify below)

   _X_ Officer (Give title below)

   Vice President & General Manager - Power Distribution Products Division

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED.
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                                   TRANSACTION
                                   -----------
1. TITLE OF SECURITY: Common    Common    Common    Common    Common
                      Stock     Stock     Stock     Stock     Stock

2. TRANSACTION DATE: 06/15/97  06/30/97  07/15/97  07/31/97  08/15/97
   (MM/DD/YY)        (Purchases were made through Employee Stock
                     Purchase Plan-Payroll Deduction on 05/09/97)

3. TRANSACTION CODE:
     CODE               J         J         J         J         J
                        V         V         V         V         V

4. SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     AMOUNT            10        30        20       20         20
     (A) or (D)         A         A         A        A          A
     PRICE/SHARE   $6.357    $5.963    $5.653   $5.653     $5.681

5. AMOUNT OF SECURITIES
   BENEFICIALLY OWNED
   AT END OF MONTH:  1180      1210      1230     1250       1270

6. OWNERSHIP FORM:      D
   DIRECT (D) OR
   INDIRECT (I)

7. NATURE OF INDIRECT
   BENEFICIAL OWNERSHIP:

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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
           OWNED (e.g., puts, calls, warrants, options, convertible
           securities)
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1. TITLE OF DERIVATIVE SECURITY:   Common Stock Option

2. CONVERSION OR EXERCISE PRICE
   OF DERIVATIVE SECURITY:         $6.34375

3. TRANSACTION DATE:               09/01/1997
   (MM/DD/YY)

4. TRANSACTION CODE:               RTB
     CODE
     V

5. NUMBER OF DERIVATIVE
   SECURITIES ACQUIRED (A)
   OR DISPOSED OF (D):
     (A)
     (D)

6. DATE EXERCISABLE AND
   EXPIRATION DATE:
   (MM/DD/YY)
     DATE EXERCISABLE              09/01/1998
     EXPIRATION DATE               08/31/2007

7. TITLE AND AMOUNT OF
   UNDERLYING SECURITIES:
     TITLE                         Common Stock
     AMOUNT OR NUMBER OF SHARES    5,000

8. PRICE OF DERIVATIVE
   SECURITY:

9. NUMBER OF DERIVATIVE
   SECURITIES BENEFICIALLY
   OWNED AT END OF MONTH:

10. OWNERSHIP FORM OF
    DERIVATIVE SECURITY:
    DIRECT (D) OR INDIRECT (I)     D

11. NATURE OF INDIRECT
    BENEFICIAL OWNERSHIP:


EXPLANATION OF RESPONSES: Stock option shares are exercisable at 25% per year beginning with the exercisable date. After four years, all shares granted are eligible for exercise.


SIGNATURE OF REPORTING PERSON:     /s/
                                   Nicola T. Arena

DATE:                              October 1, 1997